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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                           FORM 8-A/A AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           --------------------------

                               XEROX CORPORATION
             (Exact Name of Registrant as specified in its Charter)

            New York                                   16-0468020
  (State of incorporation or organization)          (I.R.S. Employer
                                                   Identification No.)

     P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut  06904-1600
              (Address of principal executive offices)          (zip code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. / /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. / /

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                       Name of Each Exchange on Which
to be so Registered                       Each Class is to be Registered
--------------------                      ------------------------------

Rights to Purchase Series A               New York Stock Exchange
Cumulative Preferred Stock                Chicago Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                               (Title of Class)

Pursuant to the resolutions adopted on January 25, 1999, the Board of Directors of Xerox Corporation (the "Company") declared a two-for-one stock split (the "Stock Split") on the Company's Common Stock, par value $1.00 per share ("Common Stock"). The Stock Split will be effected in the form of a 100% stock dividend to be distributed on or about February 23, 1999 to the holders of record of Common Stock, as of 5 p.m., E.S.T., February 4, 1999, and an equivalent distribution upon treasury shares of the same class, such shares so distributed to also constitute treasury shares. In order to reflect the effects of the Stock Split on the Rights described below, Item 1 of the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the "Commission") on April 7, 1997 is hereby amended and restated in its entirety as follows:

Item 1.  Description of Securities to be Registered.

                             DESCRIPTION OF RIGHTS

Dividend of Rights to Purchase Preferred Stock
----------------------------------------------

     On April 7, 1997, the Board of Directors of Xerox Corporation (the "Company") declared a dividend distribution of one right (the "Right") for each outstanding share of common stock, par value $1.00 per share, of the Company (the "Common Stock") to shareholders of record at the close of business on April 16, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one three-hundredth of a share of a series of cumulative preferred stock of the Company designated Series A Cumulative Preferred Stock (the "Preferred Stock"), at a price of $250.00 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The First National Bank of Boston, as Rights Agent (the "Rights Agent").

     The Rights replaced the cumulative preferred stock purchase rights (the "Old Rights") issued pursuant to a Rights Agreement dated as of April 6, 1987, as amended and restated as of February 6, 1989, between the Company and The Chase Manhattan Bank, N.A. (as successor to Chase Lincoln First Bank, N.A.), as Rights Agent (the "Old Rights Agreement"). The Old Rights Agreement and the Old Rights expired at the close of business on April 16, 1997 pursuant to the terms thereof. Upon effectiveness of the Stock Split, the number of Rights associated with each share of Common Stock will be adjusted to a fractional one-half of one Right.

Distribution of the Rights; Rights Certificates
-----------------------------------------------

     Until the Distribution Date (or earlier redemption or expiration of the Rights), which is defined below, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding prior to the Distribution Date, by such Common Stock certificates. Until the Distribution Date, (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Stock, (ii) new Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of Common Stock will be deemed to be issued with Rights and will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, such separate Rights Certificates alone will evidence the Rights. Except as otherwise determined by the Board of Directors, and except in connection with the exercise of employee stock options, any other issuance of Common Stock with respect to awards outstanding under employee benefit plans outstanding on the Distribution Date and in connection with the conversion of convertible securities issued after April 7, 1997, only Common Stock issued prior to the Distribution Date will be issued with Rights.

Definition of Distribution Date
-------------------------------

     "Distribution Date" shall mean the earlier to occur of (i) 10 business days following the date of a public announcement that a person, together with persons affiliated or associated with it, has acquired beneficial ownership of 20% or more of the outstanding Common Stock or (ii) 10 business days following the earlier of the commencement of, or the first public announcement of the intent to commence, a tender offer or exchange offer by a person other than the Company if, upon consummation of the offer, such person, together with persons affiliated or associated with it, would be the beneficial owner of 20% or more of the outstanding Common Stock.

Exercise and Expiration of the Rights
-------------------------------------

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on April 16, 2007 (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

Adjustment of the Purchase Price
--------------------------------

     The Purchase Price payable and the number of and kind of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights, options or warrants to subscribe for Preferred Stock (or shares having the same rights, privileges and preferences as the shares of Preferred Stock) at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, securities, cash or assets (excluding regular periodic dividends out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional shares of Preferred Stock will be issued upon the exercise of any Right or Rights (other than fractions which are integral multiples of one three-hundredth of a share of Preferred Stock), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock on the last trading day prior to the date of exercise.

Effect of a Triggering Event
----------------------------

     Any of the events described in the succeeding second and fourth paragraphs are defined as a "Triggering Event."

     "Acquiring Person" shall mean any person who constitutes an "Interested Shareholder" as defined in Section 912 of the New York Business Corporation Law, in effect from time to time, (generally defined to include any person who or which, together with all persons affiliated or associated with it, shall be the beneficial owner of 20% or more of the shares of Common Stock then outstanding), but shall not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan.

     In the event that a person, together with persons affiliated or associated with it, becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair and adequate to shareholders and otherwise in the best interests of the Company and its shareholders or as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other shareholders), proper provision shall be made so that each holder of a Right, except as provided below, shall thereafter have the right to receive, upon exercise thereof, Common Stock (or, in certain circumstances as determined by the Company, other securities, cash, or other property) having a value of two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances set forth in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties and transferees) will be null and void. Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company, as set forth below.

     For example, at an exercise price of $250.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties and transferees) following an event set forth in the preceding paragraph, would entitle its holder to purchase $500.00 worth of Common Stock (or other consideration, as noted above) for $250.00. Assuming that the Common Stock had a per share value of $62.50 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $500.00.

     In the event that, at any time following the Stock Acquisition Date, which is defined below, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or (ii) fifty percent (50%) or more of the Company's assets, cash flow or earning power is sold or transferred, proper provision shall be made so that each holder of a Right (other than Rights that theretofore become null and void as described in the second preceding paragraph) shall thereafter have the right to receive, upon exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Redemption of the Rights
------------------------

     At any time until the close of business on the tenth business day following the date of a public announcement that a person has become an Acquiring Person (the "Stock Acquisition Date"), the Company may redeem all, but not less than all, the then outstanding Rights at a redemption price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holder of Rights will be to receive the Redemption Price. The foregoing notwithstanding, the Rights generally may not be redeemed for one hundred and twenty (120) days following a change in the majority of the Board of Directors of the Company as a result of a proxy contest.

Exchange of the Rights
----------------------

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one three-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Amendment of the Rights Agreement
---------------------------------

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company in order to (i) cure any ambiguity, (ii) shorten or lengthen any time period under the Rights Agreement, or (iii) make changes that will not adversely affect the interests of the holders of Rights; provided such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights, and further; provided, that no amendment may be made at such time as the Rights are not redeemable.

Exercise of the Right entitles the Right holder to the rights of a shareholder
-----------------------------------------------------------------------------

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending on the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

Copy of the Rights Agreement available
--------------------------------------

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K dated April 7, 1997. A copy of the Rights Agreement will be available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

     As of December 31, 1998, there were 328,597,847 shares of Common Stock issued, of which 328,393,288 shares were then outstanding. Also as of such date, there were 663,966,516 authorized but unissued shares of Common Stock, of which 57,640,196 shares were held in reserve for issuance in connection with (i) conversion of Convertible Subordinated Debentures due 2018, (ii) conversion of notes due in 2014, (iii) various executive incentive plans,
(iv) employees' stock option and similar plans, (v) exchange of non-voting exchangeable Class B Shares of Xerox Canada Inc., a majority-owned subsidiary of the Company ("XCI"), and exercise of rights granted under XCI's Executive Rights Plan and (vi) conversion of the Series B Convertible Preferred Stock held by the Trustee for the Company's Employee Stock Ownership Plan. 1,500,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. In general, the Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors generally may, at its option, redeem at any time until the close of business on the Stock Acquisition Date, all, but not less than all, the then outstanding Rights at the Redemption Price.

Item 2.  Exhibits.

Exhibit No.  Description
-----------  ------------

(1) Restated Certificate of Incorporation of the Company filed by the Department of State of New York on October 29, 1996 (incorporated by reference to Exhibit 3(a)(1) to the Company's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 1996).

(2) By-Laws of the Company, as amended through January 25, 1999 (incorporated by reference to Exhibit (2) to the Company's Registration Statement, Amendment 4 on Form 8-A filed with the Commission on 23, 1999).

(3) Form of Rights Agreement dated as of April 7, 1997, between the Company and The First National Bank of Boston, as Rights Agent, which includes as Exhibits A and B thereto the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Stock, respectively (incorporated by reference to Exhibit 4.10 to the Company's Current Report on Form 8-K dated April 7, 1997).

(4) Press Release dated April 7, 1997 (incorporated by reference to Exhibit (4) to the Company's Registration Statement on Form 8-A filed with the Commission on April 7, 1997).

(5)          Form of Certificate of Adjustment to be dated on or about
             February 23, 1999.

                                 SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       XEROX CORPORATION (Registrant)

                                       By:   /s/  Martin S. Wagner
                                           --------------------------
                                           Name:  Martin S. Wagner
                                           Title: Assistant Secretary
Date:  January 26, 1999